Mail Stop 4720

June 16, 2009

Via US Mail and facsimile to (415) 884-9153

Russell A. Colombo
President and Chief Executive Officer
Bank of Marin Bancorp
504 Redwood Blvd., Suite 100
Novata, CA 94947

      Re: Bank of Marin Bancorp
               Form 10-K
               Filed March 16, 2009
               File No. 001-33572

Dear Mr. Colombo:

      We have reviewed your response letter dated June 4, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 11. Executive Compensation, page 78
Executive Compensation, page 10 of Definitive Proxy Statement on Schedule 14A

1.   We note your response to comment 3 in our letter dated May 22, 2009. We are unable to agree with your determination that the performance targets in question are confidential due to the potential for competitive harm to the company. Please provide the staff with your 2008 performance targets and confirm that the company will disclose any similar performance targets in future filings. Please also confirm that the performance target figures are the same for both cash incentive compensation and equity compensation grants. Additionally, we note that you state in your response that you do not use other performance targets except for the ones identified in the proxy statement in determining executive compensation. However, you disclose in your 10-K performance targets different than those used to determine cash incentive compensation and equity compensation grants to establish total compensation ranges. Please explain the discrepancy.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3418 with any questions.

Sincerely,

William Friar
Senior Financial Analyst